UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)


                             DIANON SYSTEMS, INC.
                  ------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $0.01 par value
                      -------------------------------------
                         (Title of Class of Securities)

                                  252826102
                                  ---------
                               (CUSIP Number)

                               Murray A. Indick
                          Blum Capital Partners, L.P.
                        909 Montgomery Street, Suite 400
                            San Francisco, CA 94133
                                (415) 434-1111
                             -------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              October 24, 2002
                            -----------------
           (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Page 1 of 9


CUSIP NO. 252826102              SCHEDULE 13D                     Page 2 of 9

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 1.  NAME OF REPORTING PERSON                      BLUM CAPITAL PARTNERS, L.P.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-3205364
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS*                                               See Item 3

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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

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                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,504,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,504,400**

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,504,400**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.2%**

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14.  TYPE OF REPORTING PERSON                                           PN, IA

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** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 252826102              SCHEDULE 13D                     Page 3 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON               RICHARD C. BLUM & ASSOCIATES, INC.

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON              94-2967812
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                           California

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,504,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,504,400**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,504,400**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               CO

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP NO. 252826102              SCHEDULE 13D                     Page 4 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                     BLUM STRATEGIC GP II, L.L.C.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON               94-3395150
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Delaware

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,504,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,504,400**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,504,400**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.2%**

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14.  TYPE OF REPORTING PERSON                   OO (Limited Liability Company)

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** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



 CUSIP NO. 252826102              SCHEDULE 13D                    Page 5 of 9

------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON                                  RICHARD C. BLUM

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [x]
------------------------------------------------------------------------------
 3.  SEC USE ONLY

------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS*                                               See Item 3

------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                        [ ]
------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               U.S.A.

------------------------------------------------------------------------------
                    7.  SOLE VOTING POWER                                  -0-

   NUMBER OF       -----------------------------------------------------------
   SHARES           8.  SHARED VOTING POWER                        1,504,400**
   BENEFICIALLY
   OWNED BY EACH   -----------------------------------------------------------
   PERSON WITH      9.  SOLE DISPOSITIVE POWER                             -0-

                   -----------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER                   1,504,400**

------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  1,504,400**

------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                        [ ]
------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                12.2%**

------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON                                               IN

------------------------------------------------------------------------------
** See Item 5

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP NO. 252826102              SCHEDULE 13D                     Page 6 of 9

This Amendment No. 2 amends the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission on October 15, 2002 by Blum Capital Partners, L.P., a California limited partnership, ("Blum L.P."); Richard C. Blum & Associates, Inc., a California corporation ("RCBA Inc."); Blum Strategic GP II, L.L.C., a Delaware limited liability company ("Blum GP II"); and Richard C. Blum, the Chairman and a substantial shareholder of RCBA Inc. and a managing member of Blum GP II (collectively, the "Reporting Persons"). This amendment relates to shares of Common Stock, $0.01 par value (the "Common Stock") of Dianon Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 200 Watson Boulevard, Stratford, Connecticut 06615. The following amendments are hereby made. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a),(b) According to the Issuer's most recent Form 10-Q, there were 12,338,059 shares of Common Stock issued and outstanding as of July 24, 2002. Based on such information, after taking into account the transactions described in Item 5(c) below, the Reporting Persons report direct holdings as follows: (i) Blum L.P. and RCBA Inc. report holdings of 973,300 of the Common Stock on behalf of the limited partnerships for which Blum L.P. serves as the general partner and Blum L.P.'s investment advisory clients, which represents 7.9% of the outstanding shares of the Common Stock; (ii) Blum GP II reports holdings of 496,700 shares of the Common Stock on behalf of the limited partnership for which it serves as the general partner and on behalf of the limited partnership for which it serves as the managing limited partner, which represents 4.0% of the outstanding shares of the Common Stock; and (iii) Mr. Blum reports the aggregate of these shares for a total of 1,470,000 shares of the Common Stock, which represents 11.9% of the outstanding shares of the Common Stock.

In addition, because Blum L.P. has voting and investment power with respect to 34,400 shares that are legally owned by The Common Fund for the account of its Multi-Strategy Equity Fund ("The Common Fund"), those shares are reported as beneficially owned by Blum L.P. The Common Fund is principally engaged in the business of managing investments for educational institutions. The principal administrative office of The Common Fund is located at 15 Old Danbury Road, Wilton, Connecticut 06897-0812. The Common Fund disclaims membership in a group with any of the Reporting Persons, and disclaims beneficial ownership of any shares held by the Reporting Persons.

Voting and investment power concerning the above shares are held solely by Blum L.P. and Blum GP II. The Reporting Persons therefore may be deemed to be members in a group, in which case each Reporting Person would be deemed to have beneficial ownership of an aggregate of 1,504,400 shares of the Common Stock, which is 12.2% of the outstanding Common Stock. As the sole general partner of Blum L.P., RCBA Inc. is deemed the beneficial owner of the securities over which Blum L.P. has voting and investment power. As Chairman, director and a substantial shareholder of RCBA Inc., Richard C. Blum might be deemed to be the beneficial owner of the securities beneficially owned by RCBA Inc. Additionally, Mr. Blum may be deemed to be the beneficial owner of the


CUSIP NO. 252826102              SCHEDULE 13D                     Page 7 of 9

securities over which Blum GP II has voting and investment power. Although Mr. Blum is joining in this Schedule as a Reporting Person, the filing of this Schedule shall not be construed as an admission that he, or any of the other shareholders, directors or executive officers of RCBA Inc., managing members and members of Blum GP II, is, for any purpose, the beneficial owner of any of the securities that are beneficially owned by RCBA Inc. or Blum GP II, except to the extent of any pecuniary interest therein.

(c) Since the most recent filing of Schedule 13D, the Reporting Persons purchased the following shares of Common Stock in the open market:


Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------
Blum L.P.'s limited partnership   10/18/02        3,700   38.2987
and investment advisory client    10/21/02       11,100   37.9450
accounts (including The           10/22/02       12,400   37.5852
Common Fund)                      10/23/02       12,500   37.7632
                                  10/24/02       24,200   37.4400
                                  10/25/02        9,700   39.5893
                                  10/29/02       40,300   39.9943
                                  10/30/02          600   39.8697
                                  10/31/02       18,900   39.9866
                                  11/01/02        6,000   38.9823

Entity                            Trade Date    Shares   Price/Share
------                            ----------    ------   ------------

The limited partnerships for      10/18/02        3,800   38.2987
which Blum GP II serves as        10/21/02       11,100   37.9450
the general partner and the       10/22/02       12,600   37.5852
managing limited partner          10/23/02       12,500   37.7632
                                  10/24/02       24,300   37.4400
                                  10/25/02        9,700   39.5893
                                  10/29/02       40,300   39.9943
                                  10/30/02          400   39.8697
                                  10/31/02       19,000   39.9866
                                  11/01/02        6,100   38.9823

(d) and (e)  Not applicable.


Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A Joint Filing Undertaking.



CUSIP NO. 252826102             SCHEDULE 13D                    Page 8 of 9

                                 SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 4, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
     and Secretary                         and Secretary



BLUM STRATEGIC GP II, L.L.C.          /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member






CUSIP NO. 252826102              SCHEDULE 13D                    Page 9 of 9

                                   Exhibit A
                           JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13D to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule jointly on behalf of each such party.

Dated:  November 4, 2002

RICHARD C. BLUM & ASSOCIATES, INC.    BLUM CAPITAL PARTNERS, L.P.
                                      By  Richard C. Blum & Associates, Inc.
                                          its general partner



By  /s/ Murray A. Indick              By  /s/ Murray A. Indick
    -------------------------------       -----------------------------------
    Murray A. Indick                      Murray A. Indick
    Partner, General Counsel              Partner, General Counsel
     and Secretary                         and Secretary




BLUM STRATEGIC GP II, L.L.C.          /s/ Murray A. Indick
                                      ---------------------------------------
                                      RICHARD C. BLUM

 By  /s/ Murray A. Indick             By  Murray A. Indick, Attorney-in-Fact
     -------------------------------
     Murray A. Indick, Member